UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BE ACTIVE HOLDINGS, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

073301103
 (CUSIP Number)

Joseph Rienzi
Interim President
Be Active Holdings, Inc.
1010 Northern Blvd.
Great Neck, NY 11021
(212)-736-2310
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 2, 2015
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 073301103

1.		NAME OF REPORTING PERSONS Joseph Rienzi I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,922,889 (1)
	8.	SHARED VOTING POWER 50.1% (2)
	9.	SOLE DISPOSITIVE POWER 31,922,889
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,922,889 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (2)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000,000 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) which, pursuant to the terms of the Certificate of Designation of such Series D Stock, together with the other outstanding shares of Series D Stock has voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000,000 shares of Series D Stock having voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

Cusip No. 073301103

1.		NAME OF REPORTING PERSONS Saverio Pugliese I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,672,887 (1)
	8.	SHARED VOTING POWER 51% (2)
	9.	SOLE DISPOSITIVE POWER 32,672,887
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,672,887 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (2)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000,000 shares of Series D Stock which, pursuant to the terms of the Certificate of Designation of such Series D Stock, together with the other outstanding shares of Series D Stock has voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000,000 shares of Series D Stock having voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

Cusip No. 073301103

1.		NAME OF REPORTING PERSONS David Wolfson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,839,556 (1)
	8.	SHARED VOTING POWER 50.1% (2)
	9.	SOLE DISPOSITIVE POWER 6,839,556
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,839,556 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% (2)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000,000 shares of Series D Convertible Preferred Stock of the Issuer which, pursuant to the terms of the Certificate of Designation of such Series D Stock, together with the other outstanding shares of Series D Stock has voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000,000 shares of Series D Stock having voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Be Active Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1010 Northern Boulevard, Great Neck, New York 11021.

Item 2. Identity and Background

(a)           This Schedule 13D is being filed by Joseph Rienzi, Saverio Pugliese and David Wolfson (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D.

(b)           The Reporting Persons’ business address is 1010 Northern Boulevard, Great Neck, New York 11021.

(c)           Mr. Rienzi’s principal occupation is serving as Interim President, Secretary and a director of the Issuer. Mr. rienzi is also the Vice President of Rienzi Foods, Inc.  Mr. Pugliese’s principal occupation is serving as Vice President and a director of the Issuer. Mr. Wolfson's principal occupation is serving as Chief Financial Officer and a director of the Issuer.  Mr. Wolfson is also the managing partner with the accounting firm of Wolfson Berbenich & Company CPA's, LLP with an address of 1010 Northern Blvd. Rm. 306, Great Neck, NY 11021. The Issuer produces frozen yogurt and ice cream products. The Issuer’s address is 1010 Northern Boulevard, Great Neck, New York 11021.

(d)           During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 4, 2015, each of Messrs. Rienzi, Pugliese and Wolfson were issued 1,000,000 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) which, pursuant to the terms of the Certificate of Designation of such Series D Stock, together have voting rights equal to 50.1% of the outstanding voting capital of the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons do not have any other plans or proposals that would relate to or result in any of the matters set forth below, except that in connection with a $250,000 financing of the Issuer which closed on September 22, 2015 (as described in the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2015), the Issuer agreed to increase the conversion rate of its outstanding Series C Preferred Stock from one share to five shares of common stock and to effectuate a reverse stock split prior to November 20, 2015.

  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

  (b)  An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  (d) Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the Company;

  (f) Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;

  (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h)  Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of  equity  securities  of the  Company  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or

  (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of October 2, 2015, Messrs. Rienzi, Pugliese and Wolfson are deemed to be the beneficial owner of 31,922,889 shares, 32,672,887 shares and 6,839,556 shares of Common Stock, representing 6.507%, 6.660% and 1.394% respectively, of the issued and outstanding Common Stock based upon 490,595,671 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 13, 2015. Messrs. Rienzi, Pugliese and Wolfson each also beneficially own 1,000,000 shares of Series D Stock representing together 50.1% of voting stock of the Issuer.

(b)           Mr. Rienzi has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 31,922,889 shares of Common Stock. Mr. Pugliese has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 32,672,887 shares of Common Stock. Mr. Wolfson has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 6,839,556 shares of Common Stock. The foregoing number of shares do not include 1,000,000 shares of Series D Stock beneficially owned by each of Messrs. Rienzi, Pugliese and Wolfson representing together 50.1% of voting stock of the Issuer.

            (c)           During the past 60 days, the Reporting Persons affected no transactions in the Issuer’s Common Stock.

(d)           No other entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock
Exhibit 2	Joint Filing Agreement, dated October 9, 2015 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2015

/s/ Joseph Rienzi Joseph Rienzi /s/ Saverio Pugliese Saverio Pugliese /s/ David Wolfson David Wolfson